Filed Pursuant to Rule 433

Dated December 4, 2013

Registration No. 333-187546

18,000,000 Depositary Shares, Each Representing a 1/1,000th Ownership Interest in a Share of

Series I Preferred Stock

(Non-Cumulative, Liquidation Amount $25.00 per Depositary Share)

Pricing Term Sheet

Issuer:	Fifth Third Bancorp (the “Company”)

Securities Offered:	18,000,000 Depositary Shares (representing 18,000 shares of Series I Preferred Stock)

Securities Available Pursuant to Underwriters’ Option:	None

Security Type:	SEC Registered

Listing:	The Company has applied to list the Depositary Shares for quotation on the NASDAQ Global Select Market under the symbol “FITBI”. If approved, trading of the Depositary Shares is expected to commence within the 30-day period after the original issuance date of the Depositary Shares.

Currency:	USD

Liquidation Amount:	$25.00 per Depositary Share ($25,000 per share of Series I Preferred Stock)

Price to Public:	$25.00 per Depositary Share

Expected Ratings (Moody’s/S&P/Fitch/DBRS)*:	Ba1(stable) / BBB-(stable) / BB+(stable) / BB High(stable)

Trade Date:	December 4, 2013

Settlement Date:	December 9, 2013 (T+3)

Maturity:	Perpetual

Dividend Rate (Non-Cumulative):	6.625% through but excluding December 31, 2023 and three-month LIBOR plus 3.71% beginning on December 31, 2023.

Fixed Rate Dividend Payment Dates:	March 31, June 30, September 30, and December 31 of each year, commencing March 31, 2014, on a non-cumulative basis and subject to declaration of a dividend on the Series I Preferred Stock by the board of directors of the Company

Floating Rate Dividend Payment Dates:	March 31, June 30, September 30, and December 31 of each year, commencing March 31, 2024, on a non-cumulative basis and subject to declaration of a dividend on the Series I Preferred Stock by the board of directors of the Company

Day Count Convention:	Fixed: 30/360; Floating: Actual/360

Optional Redemption:

Subject to receiving any required regulatory approvals, the Company may redeem the Series I Preferred Stock at its option, (i) in whole or in part, at any time, or from time to time, on or after December 31, 2023, and (ii) following a “regulatory capital event”, as described in the preliminary prospectus supplement, in whole, but not in part, at any time prior to December 31, 2023, in each case at 100% of its liquidation preference, plus declared but unpaid dividends, if any, without accumulation of undeclared dividends to the redemption date. Upon any redemption of the Series I Preferred Stock, the depositary will redeem a proportionate number of depositary shares.

Neither the holders of the Series I Preferred Stock nor the holders of Depositary Shares will have the right to require the redemption or repurchase of the Series I Preferred Stock.

Voting Rights:	None generally, except as required by Ohio law and described in the preliminary prospectus supplement.

Proceeds (Before Expenses) to Company:	$442,812,500.00

Ranking:	The Series I Preferred Stock will rank equally with the Company’s Series H Preferred Stock; junior to the Company’s secured and unsecured debt; and senior to the Company’s common stock.

Use of Proceeds:	General corporate purposes, which may include repurchases of the Company’s common stock.

Form:	Book-entry only

CUSIP/ISIN:	316773 605 / US3167736053

Joint Book-running Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or Wells Fargo Securities, LLC toll free at 1-800-236-5897.